PW


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION

SECU  SSION

10031900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 30140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Mt. Diablo Blvd., Suite 335

(No. and Street)

Walnut Creek, California 94596

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory E. Schultz (925) 932-1110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 2 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory E. Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Planning, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



RITA JO ESTRADA
COMM. #1879497
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Comm. Exp. FEB. 6, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 24th day of August, 2010, by Gregory E Schultz, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


RITA JO ESTRADA
COMM. #1879497
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Comm. Exp. FEB. 6, 2014
MGC1

(Seal) Signature Rita Jo Estrada

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 20, 2010

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Retirement Planning, Inc. as of June 30, 2010, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Retirement Planning, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement statements referred to above present fairly the financial position, in all material respects, of Retirement Planning, Inc. as of June 30, 2010, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

RETIREMENT PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

CASH	$ 40 753
MONEY MARKET FUNDS	38 204
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS	53 014
MARKETABLE SECURITIES (Cost $61,485)	71 083
PREPAID INCOME TAXES	3 846
FURNITURE AND EQUIPMENT, less accumulated depreciation of $31,557	—
	$ 206 900

LIABILITIES AND SHAREHOLDERS EQUITY

ACCRUED PROFIT-SHARING CONTRIBUTION		$ 41 055
DEFERRED INCOME TAX		1 766
TOTAL LIABILITIES		42 821
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 100,000 shares		
Issued and outstanding 6000 shares	$ 6 000	
Retained earnings	158 079	164 079
		$ 206 900

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2010

REVENUES:		
Commissions		$ 568 939
Interest, dividends and capital gains		2 862
Unrealized gain on securities		6 934
		578 735
EXPENSES:		
Officer Salary	$ 142 000	
Employee salaries and commissions	205 880	
Pension plan contribution	86 970	
Other operating expenses	100 655	
Rent	15 540	551 045
INCOME BEFORE INCOME TAXES		27 690
INCOME TAXES ($1,800 deferred)		6 500
NET INCOME		$ 21 190

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2010

	Common Stock	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2009	$ 6 000	$ 136 889	$ 142 889
NET INCOME		21 190	21 190
BALANCE AT JUNE 30, 2010	$ 6 000	$ 158 079	$ 164 079

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2010

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 21 190
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable	$ (6 347)	
Income taxes	(7 235)	
Pension contribution	16 750	3 168
NET CASH PROVIDED BY OPERATING ACTIVITIES		24 359
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Unrealized loss on securities	(13 141)	
Deferred taxes	1 766	
NET CASH USED BY INVESTMENT ACTIVITIES		(11 375)
NET INCREASE IN CASH		12 983
CASH AND CASH EQUIVALENTS, beginning of year		65 974
CASH AND CASH EQUIVALENTS, end of year		$ 78 957
INCOME TAXES PAID		$ 4 700

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Retirement Planning, Inc. is a licensed securities broker-dealer engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets. New acquisitions are expensed to the extent allowable for federal income tax purposes.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded that in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The Financial Accounting Standards Board (FASB) has issued SFAS No. 159, the Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2010.

NOTE B - LEASE

The Company leases its office under a non-cancelable operating lease which expires November, 2014. Minimum rental payment for the next year is:

2011	$47,000
2012	$48,000
2013	$49,000
2014	$49,000
2015	$21,000

The company subleases two thirds of its office to an entity in which the shareholder has a fifty percent interest.

NOTE C - PENSION PLAN

The Company has adopted a profit sharing plan covering all full-time employees. The plan provides for contributions by the company in such amount that are determined annually by the Board of Directors. The Company funds pension plan costs as accrued.

NOTE D - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2010, the Company had net capital of $148,107 and aggregate indebtedness of approximately $42,821, a ratio of .29 to 1.00.

NOTE E - FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 78,957	$	$	$ 78,957
Equity securities	71,083			71,083
Total	$150,040			$150,040

SUPPLEMENTAL INFORMATION

RETIREMENT PLANNING, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2010

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$ 164 079
HAIRCUTS ON SECURITIES:		
Money Market Account	$ 764	
Common Stock	10 662	
Total haircuts		(11 426)
NON ALLOWABLE ASSETS:		
Receivables over 30 days	$ 700	
Prepaid income taxes	3 846	
Total non-allowable assets		(4 546)
NET CAPITAL		$ 148 107
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$ 42 821
Ratio of Aggregate Indebtedness to Net Capital		.3 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 2 855
Minimum Dollar Net Capital Requirement		$ 5 000
Net Capital Requirement (greater of above two amounts)		$ 5 000
Excess Net Capital		$143 107

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part I(a), as of June 30, 2010, as amended.

RETIREMENT PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2010

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

RETIREMENT PLANNING, INC.

SECURITIES INVESTORS PROTECTION CORPORATION

JUNE 30, 2010

The Company is excluded from filing with SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 20, 2010

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of Retirement Planning, Inc. for the year ended June 30, 2010 on which I issued my report dated July 17, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Certified Public Accountant

RETIREMENT PLANNING, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2010

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT